FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of October 2004

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☑	Form 40-F ☐

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________ ]

SIGNATURES

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.
Date: 15th October, 2004
/s/ Efstratios-Georgios (Takis) Arapoglou (Registrant) Chairman- Chief Executive Officer

ANNOUNCEMENT (1)

National Bank of Greece announces that during the period between 22.7.2004 and 15.10.2004 it purchased 903,400 own shares (0.27%), with an average acquisition cost per share of €18.52. The purchase of the above shares was made in accordance with the decision of the Board of Directors of the Bank on 2.7.2004, which was taken in order to implement the decision of the Annual General Meeting of its Shareholders on 18.5.2004 with which the purchase by the Bank until 30.4.2005, in accordance with article 16 paragraph 5 of codified law 2190/1920, of own shares not exceeding the number corresponding to 5% of its total shares, including the own shares belonging to the Bank at any time, was approved. Following the above, the Bank currently possesses 913,407 own shares in total, which represent 0.28% of its current share capital. This announcement is also made in the context of article 4 of decision 5/204/14.11.2000 of the Hellenic Capital Markets Commission.

Athens, 15 October 2004

ANNOUNCEMENT (2)

National Bank of Greece announces that, following the decision of the Board of Directors of the Bank on 28 September 2004, which was taken in order to implement the decision of the Annual General Meeting of its Shareholders on 18.5.2004, with which the purchase by the Bank until 30.4.2005, in accordance with article 16 paragraph 5 of codified law 2190/1920, of own shares not exceeding the number corresponding to 5% of its total shares, including the own shares belonging to the Bank at any time, was approved, it intends to proceed with the purchase, during the period between 21 October 2004 and 20 January 2005 (inclusive), of up to 5,000,000 own shares (about 1.5% of the total amount of shares of the company), with a minimum purchase price of €4.50 and a maximum purchase price of €26.92 per share.

Athens, 15 October 2004

PRESS RELEASE

1056 employees have accepted NBG’s voluntary retirement scheme. 450 new hires.

National Bank’s voluntary retirement scheme, the largest ever offered by a Greek bank, was highly successful. A total of 1,506 employees accepted the offer (524 employees from central Administration and 982 from the branch network) representing 10% of NBG’s staff in Greece, who will retire gradually by the end of the year. The cost of the voluntary retirement package totals € 106 million, representing retirement compensation of € 94 million and a lump sum injection of € 12 million to the Bank’s social security funds. This will result into a cost saving of € 70 million per annum, in payroll costs. The voluntary early retirement package was aimed to enhance the Bank’s efficiency and profitability ratios and allow the bank to hire “new blood” to its branch network. Accordingly, NBG’s cost-to-income ratio, currently standing at 61%, is expected to fall to 58%, and return to equity ratio (ROE), currently 19%, to increase to 21% respectively. Furthermore, at its meeting held today, the Bank’s Board of Directors decided to announce the hiring of up to 450 new employees in its branch network. The new employees’ cost is estimated at € 7 million per annum.

Athens, 14 October 2004